American Railcar Industries, Inc.

100 Clark Street

Saint Charles, Missouri 63301

(636) 940-6000

(636) 754-3408

October 3, 2012

BY EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporate Finance

100 “F” Street NE

Washington, D.C. 20549

Attn: Ms. Linda Cvrkel

Re:	American Railcar Industries, Inc.

Form 10-K for the year ended December 31, 2011

Filed March 2, 2012

Form 10-K/A for the year ended December 31, 2011

Filed March 7, 2012

Form 10-Q for the quarter ended June 30, 2012

Filed August 3, 2012

File No. 000-51728

Ladies and Gentlemen:

This letter is written in response to the letter dated September 20, 2012 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) commenting on the filings listed above of American Railcar Industries, Inc. (the “Company”). For convenience, these responses are immediately preceded by the comments included in the letter from the Staff.

Annual Report on Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 30

1. SEC COMMENT:

We note that your MD&A discussion of your results of operations section includes a discussion of the changes in gross profit. We further note that cost of revenues represents a significant portion of gross profit as a percentage of revenues. In this regard, we believe that you should discuss and analyze total revenues and cost of revenues (rather than just margins) in your MD&A results of operations section. Because margins are impacted by both revenues and cost of revenues, we believe a separate discussion of cost of revenues is necessary and appropriate.

American Railcar Industries, Inc.

United States Securities and Exchange Commission

Division of Corporate Finance

October 3, 2012

Please revise future filings accordingly.

COMPANY RESPONSE:

Given the close relationship between the Company’s revenues and cost of revenues to changes in sales volumes, material costs and product mix, we believe that a separate discussion and analysis of cost of revenue would not materially add to an investor’s understanding of the Company’s results of operations. In order to enhance the reader’s understanding, we will revise our gross profit discussion in subsequent filings, as applicable, to address the significant drivers of our cost of revenues, including changes in sales volume, material costs, and product mix, as may be appropriate in the circumstances for that period. For example, consistent with industry practice, our railcar sales contracts call for any increase or decrease in most of our material costs to be passed on to our customers. Thus any change in these material costs increases or decreases revenue on a dollar for dollar basis.

Liquidity and Capital Resources, page 32

2. SEC COMMENT:

Please revise your MD&A discussion of cash flows from operating, investing and financing activities to cover the three years presented in the company’s financial statements as required by Item 303(a) of Regulation S-K.

COMPANY RESPONSE:

The Company will revise its disclosure as requested by the Staff in its future filings.

Exhibit 12. Computation of Ratio of Earnings (Loss) to Fixed Charges

3. SEC COMMENT:

Since your ratio of earnings to fixed charges is less than 1 for the year ended December 31, 2010, please revise future filings to eliminate disclosure of this ratio for 2010 and to disclose the dollar amount of the company’s deficiency of earnings to cover fixed charges for this period. Refer to the guidance in Instruction 2 to Item 503(d) of Regulation S-K.

COMPANY RESPONSE:

The Company will revise its disclosure as requested by the Staff in its future filings.

Annual Report on Form 10-K/A for the year ended December 31, 2011

Financial Statements, page 40

American Railcar Industries, Inc.

United States Securities and Exchange Commission

Division of Corporate Finance

October 3, 2012

Notes to Consolidated Financial Statements, page 48

Note 15 – Employee Benefit Plans, page 64

4. SEC COMMENT:

Please revise future filings to include all disclosures required by ASC 715-20-50. In this regard, we note that the disclosures concerning the health care trend rates required by ASC 715-20-50-1l have not been provided in your financial statements.

COMPANY RESPONSE:

During 2009, the premium rates for postretirement healthcare to be paid by retirees were raised and the portion of those rates to be paid by the Company was reduced to zero. The healthcare portion of the plan became an access only plan for the eligible retirees of ARI. The only remaining cost that ARI bears after this change consists of life insurance premiums for certain union retirees that meet eligibility requirements. As the company’s cost became limited solely to life insurance premiums, ARI then had no exposure to health care costs.

Accounting Standards Codification rule 715-20-50-1-L states:

The assumed health care cost trend rate(s) for the next year used to measure the expected cost of benefits covered by the plan (gross eligible charges), and a general description of the direction and pattern of change in the assumed trend rates thereafter, together with the ultimate trend rate(s) and when that rate is expected to be achieved.

Effective with this plan change in 2009, our postretirement plan liability estimate does not assume a health care cost trend rate as it is not driven by health care costs. Thus, when the liability was estimated, those trend rates were not taken into consideration.

The Company will revise its disclosure in its future filings to reflect that, because postretirement healthcare premium rates for the Company were reduced to zero in 2009, the Company does not take into consideration health care cost trend rates in its liability estimates.

Note 18 – Stock Based Compensation, page 70

5. SEC COMMENT:

We note from the disclosure in the first paragraph on page 72 that 190,200 stock appreciation rights with an exercise price of $29.49 were exchanged for 95,100 SARs with an exercise price of $14.12 on May 14, 2010. Please tell us and revise the notes to your financial statements in future filings to explain how you accounted for the exchange of such SARs, including whether the SARs granted in 2007 were canceled and the effect this exchange transaction had on your compensation expense and related SAR liabilities for 2010.

American Railcar Industries, Inc.

United States Securities and Exchange Commission

Division of Corporate Finance

October 3, 2012

COMPANY RESPONSE:

On May 14, 2010, ARI completed an exchange offer and exchanged 190,200 eligible Stock Appreciation Rights (SARs) granted on April 4, 2007 at an exercise price per SAR of $29.49 for 95,100 SARs granted on May 14, 2010 at an exercise price per SAR of $14.12.

Accounting Standards Codification rule 718-30-35-5 states:

718-30-35-5 A modification of a liability award is accounted for as the exchange of the original award for a new award. However, because liability awards are remeasured at their fair value (or intrinsic value for a nonpublic entity that elects that method) at each reporting date, no special guidance is necessary in accounting for a modification of a liability award that remains a liability after the modification.

As such, the SARs granted in 2007 that were exchanged were treated as being forfeited. This resulted in income of $0.7 million. The new SARs granted were treated as if they had been originally granted in April 2007. Thus, the prior vesting driven expense was trued up to the current amount as of May 2010. This resulted in expense of $0.4 million. The net effect of these entries resulted in SARs compensation income of $0.3 million and a reduction to the SARs liability during the three months ended June 30, 2010.

While we may modify the language due to changes in various circumstances, the following is an example of disclosure we expect to include in applicable future filings:

On May 14, 2010, ARI completed an exchange offer and exchanged 190,200 eligible SARs granted on April 4, 2007 at an exercise price per SAR of $29.49 for 95,100 SARs granted on May 14, 2010 at an exercise price per SAR of $14.12. This exchange was accounted for as a modification of a liability award in accordance with ASC 718 Stock Based Compensation. The SARs that were exchanged from the 2007 grant were treated as being cancelled with the grant on May 14, 2010 taking its place. This resulted in a net effect of $0.3 million of SARs compensation income in the three months ended June 30, 2010.

6. SEC COMMENT:

We note from the last paragraph on page 72 that the company utilized the simplified method for purposes of determining the expected life of its SARs granted during the various periods presented in the company’s financial statements. We also note that it has been several years since the company completed the initial public offering of its common shares. As a result, we would expect that the company would have the ability to determine more detailed information as to the exercise behavior associated with its SAR grants and would no longer be using the simplified method outlined in SAB Topic 14:D.

American Railcar Industries, Inc.

United States Securities and Exchange Commission

Division of Corporate Finance

October 3, 2012

Please tell us and revise the notes to your financial statements in future filings to explain in further detail why the company continues to utilize the simplified method for purposes of determining the expected life of its SAR grants. Refer to the guidance outlined in SAB Topic 14:D.

COMPANY RESPONSE:

ARI has granted SARs at least once per year from 2007 – 2012. As of December 31, 2009, there were 788,550 SARs outstanding. No SARs exercises had occurred through December 31, 2009.

As a result of the market downturn, ARI’s stock price declined, which we believe resulted in a low level of SARs exercise activity. If we were to base the expected term on the actual exercise history the Company has seen over the past several years, we believe it would skew the expected term to be longer than what is currently utilized.

The following table displays an analysis of exercises by grant date and shows that the exercise history is very sporadic and not consistent between the different grants:

Grant Date	# of SARs Granted	Exercise Price	2010 Exercises	% of SARs Granted	2011 Exercises	% of SARs Granted
4/28/2008	271,700	$20.88	—	0.0%	23,150	8.5%
3/3/2009	304,900	$6.71	18,925	6.2%	75,760	24.8%
3/31/2010	141,650	$12.17	N/A	N/A	20,855	14.7%
5/14/2010	95,100	$14.12	N/A	N/A	5,000	5.3%
5/9/2011	242,041	$24.45	N/A	N/A	N/A	N/A

Total	1,055,391		18,925	1.8%	124,765	11.8%

With only 13.6% of the granted SARs being exercised, the Company feels it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. We will continue to monitor our exercise history and the applicability of the use of the simplified method in determining the expected life used in valuing our SARs in the future.

While we may modify the language due to changes in facts or various circumstances, the following is an example of disclosure we expect to include in applicable future filings:

The stock volatility rate was determined using the historical volatility rates of the Company’s common stock. The expected life ranges represent the use of the simplified method prescribed by the SEC due to inadequate exercise activity for the Company’s SARs. The simplified method uses the average of the vesting period and expiration period of each group of SARs that vest equally over a three or four-year period.

American Railcar Industries, Inc.

United States Securities and Exchange Commission

Division of Corporate Finance

October 3, 2012

Quarterly Report on Form 10-Q for the quarter ended June 30, 2012

Financial Statements, page 3

Condensed Consolidated Statements of Cash Flows, page 7

7. SEC COMMENT:

We note from your statement of cash flows for the six months ended June 30, 2012 that the company is now reflecting the cost of leased railcars as a component of cash flows from investing activities. Please tell us and explain in the notes to your financial statements in future filings how the cash outflows for such leased railcars are determined. As part of your response, please also indicate if the company is aware at the time the railcar is produced whether it will be sold or leased. We may have further comment upon review of your response.

COMPANY RESPONSE:

Typically, the Company only produces railcars for which it has received a firm order from a specific customer. At the time an order is placed, we generally know whether that customer is going to lease or purchase the ordered railcar from the Company, and that order will be added to our backlog as either a lease order or a direct sale order. Cash outflows for leased railcars represent the Company’s cost to produce the railcar. Cost reflects labor, materials, and overhead.

While we may modify the language due to changes in facts or various circumstances, the following is an example of disclosure we expect to include in applicable future filings:

Capital expenditures for leased railcars represent cash outflows of the Company’s cost to produce those railcars shipped or to be shipped for lease.

Notes to Condensed Consolidated Financial Statements, page 8

Note 6 – Property, Plant and Equipment, page 10

Lease Agreements, page 11

8. SEC COMMENT:

We note from the disclosure included in Note 6 that the company has increased activity in railcar operating leasing arrangements during 2012. Please tell us, and revise future filings to disclose your accounting policy for the recognition of gains and losses on the sale of railcars under operating leases. As part of your response and your revised disclosure, please indicate where such gains and losses will be reflected in your consolidated statements of operations.

American Railcar Industries, Inc.

United States Securities and Exchange Commission

Division of Corporate Finance

October 3, 2012

COMPANY RESPONSE:

If railcars are sold under an operating lease that is less than one year old, the proceeds from the railcars sold that were on lease will be shown on a gross basis in revenues and cost of revenues at the time of sale. Sales of railcars on operating leases that have been on lease for more than one year are recognized as a net gain or loss from the disposal of a long-term asset after operating income.

The Company will revise its disclosure in its future filings to reflect the above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 30

9. SEC COMMENT:

We note that your presentation of manufacturing revenues in the tables on page 30 and 33 and in your MD&A discussion of results of operations, includes an estimate of revenues relating to railcars built for your lease fleet that is eliminated in consolidation. We also note that earnings from operations for your manufacturing segment as presented in the tables on page 30 and 33 and in your MD&A discussion, includes an estimated profit from these railcars as if the cars were sold to a third party that is also eliminated in consolidation. Please tell us why you believe including estimated sales and profits for railcars that were manufactured specifically for your leasing fleet, and therefore were not intended to be sold to third parties, in your segment results and related MD&A discussion of your segment results is appropriate. As part of your response, please indicate whether such revenues and related profits are reflected in the company’s internal reports for the company’s operating segments that are used by the company’s chief operation decision maker for purposes of assessing segment performance and for making decisions about allocation of resources. We may have further comment upon receipt of your response.

COMPANY RESPONSE:

Our business is divided into three segments: Manufacturing, Railcar Leasing and Railcar Services. Each segment’s revenues and related profits, including those of our leasing segment, are reflected in the company’s internal reports as if all sales were to third parties. These internal reports are used by the Company’s chief operation decision maker for purposes of assessing segment performance and for making decisions about allocation of resources.

Prior to 2011, our manufacturing segment operated with all sales being to third parties. In 2011, our manufacturing segment began to produce railcars for our internal lease fleet. Our chief operating decision maker continued to evaluate our manufacturing segment on a standalone basis as if all sales were to a third party. This is consistent with industry practice. In addition, because many of our sales of railcars are to third party leasing companies that, in turn, lease the railcars to end-users, if ARI did not receive these orders as orders for lease, it might have received those orders as orders for direct sale to a third party leasing company. Thus, our manufacturing segment presents its income statement to show all sales both to third party customers and to our internal leasing segment as if they were all to third parties.

American Railcar Industries, Inc.

United States Securities and Exchange Commission

Division of Corporate Finance

October 3, 2012

In looking at our manufacturing segment on a standalone basis, we are able to evaluate the performance of that group and the returns it provides. This proves to be very helpful when determining allocation of capital resources for specific project initiatives that may arise periodically.

10. SEC COMMENT:

In a related matter, we note that your MD&A discussion in the first paragraph on page 31 indicates that the primary reasons for the increase in manufacturing revenues during the three months ended June 30, 2012 was due to an increase in railcar shipments driven by strong customer demand, improved pricing and a shift in sales mix to more tank railcars. As the tables on page 30 indicate that the majority of the increase in manufacturing revenues was attributable to the estimated sales generated from railcars manufactured for your leasing segment, this disclosure appears to be potentially misleading to the users of your financial statements. Please revise future filings to clearly indicate that the estimated sales for railcars manufactured for your leasing segment was the primary factor responsible for increased sales for this segment during the three months ended June 30, 2012.

COMPANY RESPONSE:

The disclosure that includes the terms “…due to an increase in railcar shipments…” was meant to be all encompassing as both railcars manufactured for our leasing segment and sales of railcars to third parties increased in 2012 compared to 2011.

The Company will revise its disclosure in its future filings to reflect the above.

Other

11. SEC COMMENT:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

American Railcar Industries, Inc.

United States Securities and Exchange Commission

Division of Corporate Finance

October 3, 2012

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMPANY RESPONSE:

The Company notes the Staff’s comment and acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is fully responsive to your comments. If you have any questions, please call myself or Dale C. Davies at (636) 940-6000.

[Signature Page Follows]

American Railcar Industries, Inc.

United States Securities and Exchange Commission

Division of Corporate Finance

October 3, 2012

Very truly yours,

American Railcar Industries, Inc.

/s/ James Cowan
James Cowan
President and Chief Executive Officer